SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Root, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

77664L207
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L207	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS Ribbit Capital IV, L.P. ("Fund IV")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,624,896 shares[1] owned by Fund IV for itself and as nominee for Ribbit Founder Fund IV, L.P. (“FF IV”), except that Ribbit Capital GP IV, L.P. (“GP IV”), the general partner of Fund IV, Ribbit Capital GP IV, Ltd. (“UGP IV”), the general partner of GP IV, and Meyer Malka (“Malka”), the sole director of UGP IV, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,624,896 shares[1] owned by Fund IV for itself and as nominee for FF IV, except that GP IV, the general partner of Fund IV, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,624,896
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.3%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class B Common Stock held by Fund IV. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the Securities and Exchange Commission (“SEC”) on August 7, 2024. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L207	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS RT-E Ribbit Opportunity IV, LLC ("RT-E")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
235,824 shares[1] owned by RT-E, except that GP IV, the managing member of RT-E, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
235,824 shares[1] owned by RT-E, except that GP IV, the managing member of RT-E, UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	235,824
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.2%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class B Common Stock held by RT-E. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the SEC on August 7, 2024. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L207	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS Ribbit Capital GP IV, L.P. (“GP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,860,720 shares[1], of which 235,824 are held by RT-E and 1,624,896 shares are held by Fund IV for itself and as nominee for FF IV. GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,860,720 shares[1], of which 235,824 are held by RT-E and 1,624,896 shares are held by Fund IV for itself and as nominee for FF IV.GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, may be deemed to have sole power to vote these shares, except that UGP IV, the general partner of GP IV, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,860,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.3%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the SEC on August 7, 2024. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L207	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS Ribbit Capital GP IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,860,720 shares[1], of which 235,824 are held by RT-E and 1,624,896 shares are held by Fund IV for itself and as nominee for FF IV. UGP IV is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and may be deemed to have sole power to vote these shares, except that GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka, the sole director of UGP IV, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,860,720 shares[1], of which 235,824 are held by RT-E and 1,624,896 shares are held by Fund IV for itself and as nominee for FF IV. UGP IV is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and may be deemed to have sole power to dispose of these shares, except that GP IV, the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka, the sole director of UGP IV, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,860,720
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.3%[2]
12	TYPE OF REPORTING PERSON	OO

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the SEC on August 7, 2024. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L207	13 G	Page 6 of 13

1	NAME OF REPORTING PERSONS Bullfrog Capital, L.P. ("BF Fund")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
43,107 shares[1] owned by BF Fund for itself and as nominee for Bullfrog Founder Fund, L.P. (“BF FF”), except that Bullfrog Capital GP, L.P. (“BF GP”), the general partner of BF Fund, Bullfrog Capital GP, Ltd. (“BF UGP”), the general partner of BF GP, and Meyer Malka (“Malka”), the sole director of BF UGP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
43,107 shares[1] owned by BF Fund for itself and as nominee for BF FF, except that BF GP, the general partner of BF Fund, BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	43,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class A Common Stock held by BF Fund.

2 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the SEC on August 7, 2024.

CUSIP No. 77664L207	13 G	Page 7 of 13

1	NAME OF REPORTING PERSONS Bullfrog Capital GP, L.P. (“BF GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
43,107 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF GP, the general partner of BF Fund and BF FF, may be deemed to have sole power to vote these shares, except that BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
43,107 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF GP, the general partner of BF Fund and BF FF, may be deemed to have sole power to vote these shares, except that BF UGP, the general partner of BF GP, and Malka, the sole director of BF UGP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	43,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%[2]
12	TYPE OF REPORTING PERSON	PN

1 Represents shares of Class A Common Stock.

2 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the SEC on August 7, 2024.

CUSIP No. 77664L207	13 G	Page 8 of 13

1	NAME OF REPORTING PERSONS Bullfrog Capital GP, Ltd. (“BF UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
43,107 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF UGP is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to vote these shares, except that BF GP, the general partner of BF Fund and BF FF, and Malka, the sole director of BF UGP, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
43,107 shares[1] owned by BF Fund for itself and as nominee for BF FF. BF UGP is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to vote these shares, except that BF GP, the general partner of BF Fund and BF FF, and Malka, the sole director of BF UGP, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	43,107
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%[2]
12	TYPE OF REPORTING PERSON	OO

1 Represents shares of Class A Common Stock.

2 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the SEC on August 7, 2024.

CUSIP No. 77664L207	13 G	Page 9 of 13

1	NAME OF REPORTING PERSON Meyer Malka (“Malka”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,903,827 shares, of which 235,824 shares[1] are owned by RT-E, 1,624,896 shares[1] are owned by Fund IV for itself and as nominee for FF IV and 43,107 shares[2] are owned by BF Fund for itself and as nominee for BF FF. Malka is the sole director of UGP IV, which is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka is the sole director of BF UGP, which is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,903,827 shares, of which 235,824 shares[1] are owned by RT-E, 1,624,896 shares[1] are owned by Fund IV for itself and as nominee for FF IV and 43,107 shares[2] are owned by BF Fund for itself and as nominee for BF FF. Malka is the sole director of UGP IV, which is the general partner of GP IV, which is the general partner of Fund IV and FF IV and the managing member of RT-E, and Malka is the sole director of BF UGP, which is the general partner of BF GP, which is the general partner of BF Fund and BF FF, and may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,903,827
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.3%[3]
12	TYPE OF REPORTING PERSON	IN

1 Represents shares of Class B Common Stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.

2 Represents shares of Class A Common Stock.

3 Based upon 10.6 million shares of Class A Common Stock reported to be outstanding as of July 31, 2024, as set forth in the Issuer’s Form 10-Q for period ended June 30, 2024 as filed with the SEC on August 7, 2024. Assumes the conversion of the Class B Common Stock held by the Reporting Person into Class A Common Stock.

CUSIP No. 77664L207	13 G	Page 10 of 13

ITEM 1(A).	NAME OF ISSUER Root, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

80 E. Rich Street, Suite 500

Columbus, Ohio 43215

ITEM 2(A).

NAME OF PERSONS FILING

This Schedule 13G is filed by Ribbit Capital IV, L.P., a Cayman Islands exempted limited partnership (“Fund IV”), RT-E Ribbit Opportunity IV, LLC, a Delaware limited liability company (“RT-E”), Ribbit Capital GP IV, L.P., a Cayman Islands exempted limited partnership (“GP IV”), Ribbit Capital GP IV, Ltd., a Cayman Islands limited company (“UGP IV”), Bullfrog Capital, L.P., a Cayman Islands exempted limited partnership (“BF Fund”), Bullfrog Capital GP, L.P., a Cayman Islands exempted limited partnership (“BF GP”), Bullfrog Capital GP, Ltd., a Cayman Islands limited company (“BF UGP”) and Meyer Malka (“Malka”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Ribbit Capital Management

364 University Avenue

Palo Alto, California 94301

ITEM 2(C)	CITIZENSHIP

The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER Class A Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

77664L207

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

CUSIP No. 77664L207	13 G	Page 11 of 13

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Ribbit Founder Fund IV, L.P. (“FF IV”) and Bullfrog Founder Fund, L.P. (“BF FF”) have ownership interests in the shares held directly by Fund IV and BF Fund, respectively, but do not own shares of Common Stock directly and do not have voting or dispositive power over the shares of Common Stock held directly by Fund IV or BF Fund. Under certain circumstances, set forth in the limited partnership agreements of Fund IV, FF IV, GP IV, BF Fund, BF FF and BF GP, the limited liability company agreement of RT-E and the memorandum and articles of association of UGP IV and BF UGP, the general and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a general partner, limited partner, member or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable

ITEM 10.	CERTIFICATION. Not applicable

CUSIP No. 77664L207	13 G	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

RIBBIT CAPITAL IV, L.P.

By: RIBBIT CAPITAL GP IV, L.P.
Its: General Partner

By: RIBBIT CAPITAL GP IV, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RT-E RIBBIT OPPORTUNITY IV, LLC

By: RIBBIT CAPITAL GP IV, L.P.
Its: Managing Member

By: RIBBIT CAPITAL GP IV, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RIBBIT CAPITAL GP IV, L.P.

By: RIBBIT CAPITAL GP IV, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

RIBBIT CAPITAL GP IV, LTD.

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL, L.P.

By: BULLFROG CAPITAL GP, L.P.
Its: General Partner

By: BULLFROG CAPITAL GP, LTD.
Its: General Partner

CUSIP No. 77664L207	13 G	Page 13 of 13

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL GP, L.P.

By: BULLFROG CAPITAL GP, LTD.
Its: General Partner

By:	/s/ Meyer Malka
Meyer Malka
Director

BULLFROG CAPITAL GP, LTD.

By:	/s/ Meyer Malka
Meyer Malka
Director

Meyer Malka

By:	/s/ Meyer Malka
Meyer Malka